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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1/A
     TENDER OFFER STATEMENT (AMENDMENT NO.1) PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO.1
                            ------------------------

                          DEKALB GENETICS CORPORATION
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                                MONSANTO COMPANY
                                    (BIDDER)
                            ------------------------

  CLASS B COMMON STOCK, WITHOUT PAR VALUE (WITH RESPECT TO THE SCHEDULE 14D-1)
   CLASS A COMMON STOCK, WITHOUT PAR VALUE (WITH RESPECT TO THE SCHEDULE 13D)
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------
                244878 20 3 (WITH RESPECT TO THE SCHEDULE 14D-1)
                ------------------------------------------------
                 244878 10 4 (WITH RESPECT TO THE SCHEDULE 13D)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               KARL R. BARNICKOL
               ASSOCIATE GENERAL COUNSEL AND ASSISTANT SECRETARY
                                MONSANTO COMPANY
                         800 NORTH LINDBERGH BOULEVARD
                           ST. LOUIS, MISSOURI 63167
                            TELEPHONE: 314-694-1000
                            ------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                                    Copy to:

                              JOHN R. SHORT, ESQ.
                   PEPER, MARTIN, JENSEN, MAICHEL AND HETLAGE
                          720 OLIVE STREET SUITE 2400
                           ST. LOUIS, MISSOURI 63101
                            TELEPHONE: 314-421-3850
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Cusip Nos. 244878 10 4 (for the Class A Common Stock)
           244878 20 3 (for the Class B Common Stock)
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 1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of above Person
       Monsanto Company
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 2  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)/ /
                                                                          (b)/ /
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 3  SEC Use Only
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 4  Source of Funds (See Instructions)
                WC
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 5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)                                                             / /
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 6  Citizenship or Place of Organization
                Delaware
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 7  Aggregate Amount Beneficially Owned by Each Reporting Person
                84,717*
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 8  Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See
    Instructions)                                                            / /
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 9  Percent of Class Represented by Amount in Row (7)
                10%*
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10  Type of Reporting Person (See Instructions)
                CO
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* The Investment Agreement dated as of January 31, 1996 between Monsanto Company
  (the "Purchaser") and DEKALB Genetics Corporation (the "Company"), described in the Offer to Purchase dated February 7, 1996 (the "Offer to Purchase"), provides for the purchase by the Purchaser of newly issued shares of Class A Common Stock ("Class A Stock") of the Company representing 10% of the outstanding shares of Class A Stock after expiration of the tender offer (the "Offer") described in the Offer to Purchase and after giving effect to the issuance of such shares. The Class A Stock is convertible into Class B Common Stock ("Class B Stock") of the Company, and holders of Class A Stock may convert shares of Class A Stock into Class B Stock in order to participate in the Offer for Class B Stock. The number of shares of Class A Stock set forth in Item 7 is based upon the number of shares of Class A Stock outstanding on January 31, 1996.

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        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and Schedule 13D filed with the Securities and Exchange Commission on February 7, 1996 by Monsanto Company (the "Purchaser"), relating to the offer by Purchaser to purchase up to 1,800,000 of the outstanding shares of the Class B Common Stock, without par value (the "Shares"), of DEKALB Genetics Corporation, a Delaware corporation (the "Company"), at a price of $71.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 7, 1996 (the "Offer to Purchase"), the related Letter of Transmittal and the Investment Agreement dated as of January 31, 1996 between the Purchaser and the Company, copies of which were attached to the Schedule 14D-1 as Exhibits (a)(1), (a)(2) and (c)(1) respectively.

        Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1.

Item 11.  MATERIAL TO BE FILED AS EXHIBITS.

        Item 11 is hereby amended and supplemented by adding the following
Exhibit:

        (a) (10) Letter of Harris Trust and Savings Bank, as Trustee of the DEKALB Genetics Corporation Savings and Investment Plan, to Participants in the DEKALB Genetics Savings and Investment Plan.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1996

                                     MONSANTO COMPANY

                                     By:        /S/ KARL R. BARNICKOL
                                         ------------------------------------
                                         Name: Karl R. Barnickol
                                         Title:   Associate General Counsel and
                                                  Assistant Secretary

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                                  EXHIBIT LIST

                                                                                            PAGE
EXHIBIT NO.                                                                                NUMBER
-----------                                                                                ------
   (a)(1)    Offer to Purchase dated February 7, 1996.                                       **
   (a)(2)    Letter of Transmittal.                                                          **
   (a)(3)    Notice of Guaranteed Delivery.                                                  **
   (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other
             Nominees.                                                                       **
   (a)(5)    Letter from Brokers, Dealers, Commercial Banks, Trust Companies and other
             Nominees to Clients.                                                            **
   (a)(6)    Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.                                                            **
   (a)(7)    Summary Advertisement as published in The Wall Street Journal on February
             7, 1996.                                                                        **
   (a)(8)    Text of Press Release dated February 1, 1996 issued by the Company.             **
   (a)(9)    Notice to Holders of Class A Common Stock of DEKALB Genetics Corporation.       **
   (a)(10)   Letter from Harris Trust and Savings Bank, as Trustee of the DEKALB
             Genetics Corporation Savings and Investment Plan, to Participants in the
             DEKALB Genetics Corporation Savings and Investment Plan.
   (c)(1)    Investment Agreement dated January 31, 1996 between the Company and the
             Purchaser.                                                                      **
   (c)(2)    Stockholders' Agreement dated January 31, 1996 between the Purchaser and
             certain holders of the Class A Common Stock of the Company.                     **
   (c)(3)    Registration Rights Agreement dated January 31, 1996 between the Company
             and the Purchaser.                                                              **
   (c)(4)    Collaboration Agreement dated January 31, 1996 between the Company and the
             Purchaser.*                                                                     **
   (c)(5)    Corn Borer-Protected Corn License Agreement dated January 31, 1996 between
             the Company and the Purchaser.*                                                 **
   (c)(6)    Glyphosate-Protected Corn License Agreement dated January 31, 1996 between
             the Company and the Purchaser.*                                                 **
   (c)(7)    CaMV Promoter License Agreement dated January 31, 1996 between the Company
             and the Purchaser.*                                                             **

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*  Agreement subject to a request for confidential treatment.
** Previously filed.
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